SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

SAPIENS REPORTS STRONG Q1 2009 RESULTS

Q1/2009 NET INCOME OF $1 MILLION OR $0.05 PER SHARE

Cary, N.C. – May 18, 2009 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) (“Sapiens” or “Company”), a leading global provider of innovative business solutions that modernize business processes and enable insurance organizations to adapt quickly to change, and a member of the Formula (NASDAQ: FORTY and TASE: FORT) Group, today announced its results of operations for the first quarter of 2009.

Highlights for Q1 2009

—	Revenues increased by 2% to $10.7 million compared with $10.5 million in Q1 2008

—	Continuous success of Company’s growth plan with the tenth consecutive quarter of operating profit, which totaled $1.1 million, a 155% increase compared with $423,000 in Q1 2008

—	Third consecutive quarter of net income, reaching $1.0 million compared with a $1.2 million net loss in Q1 2008.

—	In January 2009 the Company has repurchased approximately $0.4 million nominal value of its convertible debentures (series A), thus reaching a total repayment to-date of approximately 80% of the total issued series.

Roni Al-Dor, President and CEO of Sapiens, commented, “In the first quarter of 2009 we continued the growth momentum of all operating parameter despite the challenging world-wide economical environment – our revenues increased by 2% to $10.7 million compared to the same period of 2008. The increase is a result of further implementation of our solutions by existing and new customers. We achieved yet another quarter of operating income and our third consecutive quarter of net income, reaching $1.0 million compared with a net loss of $1.2 million Q1 2008.

We are witnessing increased interest from the market in our INSIGHT for Closed Books and Reinsurance platforms. As the recent economical climate and increasing regulatory requirements are driving insurance companies to seek ways of achieving lower policy administration costs, whilst actively managing their risks, we offer them our comprehensive INSIGHT suite of insurance solutions. This suite includes a solution for both operational excellence, through our INSIGHT for Closed Books platform, as well as a Re-Insurance web-enabled solution that streamlines and reduces the cost of handling all reinsurance functions”.

“Looking forward, with proven solutions, improved financial performance and a broad customer base, I believe that we are well positioned to take future traction in our space.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended
	03/31/2009	03/31/2008
	(Unaudited)	(Unaudited)

U.S GAAP basis
Revenues	10,744	10,491

Operating profit	1,080	423

Net income (loss)	1,018	(1,200)

Basic earning (loss) per share	0.05	(0.06)

Diluted earning (loss) per share	0.05	(0.06)

NonGAAP
Revenues	10,744	10,491

Operating profit	1,276	522

Net income (loss)	1,214	(1,101)

Basic earning (loss) per share	0.06	(0.05)

Diluted earning (loss) per share	0.06	(0.05)

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens’ management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens’ results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2009	12/31/2008
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$7,787	$7,938
Trade receivables, net	7,474	6,860
Other current assets	2,413	2,565

Total current assets	17,674	17,363

Property and equipment, net	952	1,055
Other assets, net	25,065	26,759

Total assets	$43,691	$45,177

Liabilities and shareholders' equity

Current maturities of long-term debt and convertible debentures	$4,694	$5,745

Trade payables	1,320	1,500
Other liabilities and accrued expenses	9,587	9,716
Deferred revenue	5,188	4,908

Total current liabilities	20,789	21,869

Long-term debt and other long-term liabilities	1,223	1,432
Shareholders' equity	21,679	21,876

Total liabilities and shareholders' equity	$43,691	$45,177

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2009	03/31/2008
	Unaudited	Unaudited

Revenues	$10,744	$10,491

Cost of revenues	$5,988	$6,256

Gross Profit	4,756	4,235

Operating expenses
Research and development, net	$731	$790
Selling, marketing, general and administrative	$2,945	$3,022

Operating Profit	1,080	423

Financial expenses (income), net	$14	$1,183
Other expenses, net (a)	$48	$400

Net Income (Loss)	$1,018	$(1,160)

Attributable to non-controlling interest	$-	$40

Net income (Loss) attributable to Sapiens	$1,018	$(1,200)

Earning (loss) per share
Basic	$0.05	$(0.06)

Diluted	$0.05	$(0.06)

Weighted average number of shares used to
computation of earning (loss) per share
Basic	21,591	21,550

Diluted	21,591	21,550

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2009	03/31/2008
	(Unaudited)	(Unaudited)

GAAP operating profit	1,080	423
Amortization of intangibles	1,006	960
Capitalization of software development	(859)	(876)
Stock-based compensation	49	15

Total adjustments to GAAP	196	99

Non-GAAP operating profit	1,276	522

GAAP net income (loss)	1,018	(1,200)
Total adjustments to GAAP as above	196	99

Non-GAAP net income (loss)	1,214	(1,101)

Non-GAAP basic earnings (loss) per share	0.06	(0.05)

Non-GAAP diluted earnings (loss) per share	0.06	(0.05)

Weighted average number of shares used to
computation of earning (loss) per share

Basic	21,591	21,550

Diluted	21,591	21,550

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer